UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Officers

On December 31, 2022, NWTN Inc. (the “Company”) terminated James David Finn, then Chief Operating Officer of the Company, effective immediately, from all positions with the Company and its affiliates.

In connection with Mr. Finn’s separation from employment, Mr. Finn and ICONIQ Green Technology FZCO, a wholly-owned subsidiary of the Company (“FZCO”), entered into a separation agreement, dated as of January 1, 2023. The separation agreement provides that Mr. Finn will receive the severance benefits, including his salary in arrears, two months of salary as severance pay, reimbursement for work-related expenses, continued insurance coverage for two additional months. The separation agreement includes a general release of claims from Mr. Finn in favor of FZCO, and provides that Mr. Finn shall not influence other employees to terminate their own employment with FZCO, or to accept employment elsewhere for one year. FZCO agreed to release Mr. Finn from the terms of any non-competition agreement.

Effective February 21, 2023, Mr. Aaron Huainan Liao, age 46, was appointed as the Vice Chairman & Executive Global President of the Company, who reports to Mr. Alan Nan Wu, Chief Executive Officer, Executive Director and Chairman of the Company. Mr. Liao has been the Chief Executive Officer of Shanghai OBS Culture and Technology Co., Ltd., a digital lifestyle service provider, of which the Company owns 20% equity interest, since July 2021. From May 2017 to May 2021, Mr. Liao served as the Managing Director of Youku Animation at Alibaba Media Entertainment Group. Form April 2012 to May 2017, he was the Founder and Chief Executive officer of Ample Ideas Picture, a film and television production company. From April 2007 to 2012, he was the Director of Online Entertainment Content at Phoenix TV, a Hong Kong-based television broadcaster. Mr. Liao received his Bachelor of Arts degree in Computer Arts from Academy of Art University and a Bachelor’s degree in Computer Science from the University of Maryland.

Effective February 21, 2023, Mr. Xiaoguang Sun, age 43, was appointed as the Group Chief Operation Officer, who is in charge of enterprise long-term strategy, establishment of enterprise organization system and human resource system, responsible for enterprise operation management and reports to Mr. Alan Nan Wu and Mr. Aaron Huainan Liao. Mr. Sun has been the founder and Chief Executive Officer of TalentSpark & DG Hire Co., Ltd., a platform to provide enterprises with wholesome overseas services, since January 2022. Prior to that, Mr. Sun served at multiple positions at Alibaba Group from May 2015 to December 2021, including, but not limited to, Chief Strategy Officer and Chief Human Resource Officer at Alibaba’s Digital Media and Entertainment Group. From February 2014 to April 2015, he was the Sr. Director, Head of Talent management and Organization Development of Mars, Incorporated, an American multinational manufacturer of confectionery, pet food, and other food products and a provider of animal care service. From April 2006 to February 2014, he worked at different roles, including head of strategic planning and operation, in Ericsson, a Swedish networking and telecommunications. Mr. Sun received his Bachelor degree in Public Administrations from The University of International Business and Economics in Beijing, China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 20, 2023

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman